Heineken NV



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2005 APR 12 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
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Washington DC 20549
United States of America

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date
31 March 2005

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Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

4/19

press release

RECEIVED
2005 APR 12 A 8:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Amsterdam, 31 March 2005

Heineken-APB acquires 40% stake in Jiangsu DaFuHao Breweries in China

Heineken N.V. announced today that it has reached an agreement, through its associated company, Heineken-APB (China) Pte Ltd (HAPBC), with Nantong Alcohol Industry Co., Ltd to acquire a 40% stake in Jiangsu DaFuHao Breweries Co, Ltd (DaFuHao).

The total acquisition is valued at USD 28.6 million (EUR 22.1 million) of which Heineken's share is 46.1% (or EUR 10.2 million). The transaction will be funded from existing cash resources. The investment is expected to be earnings accretive in 2005. The deal is subject to necessary consents as well as approvals of the relevant local authorities.

As a result of this transaction, HAPBC's market position is significantly strengthened in the adjacent provinces of Jiangsu and Shanghai.

Thony Ruys, Chairman of the Executive Board of Heineken N.V. said, "Jiangsu DaFuHao Breweries' profitability in a competitive market such as Jiangsu, is a testament to its strength. With a strong position in one of the key beer markets in China, the acquisition of DaFuHao is a further step in our long-term growth path in China. It is consistent with Heineken's strategy of focusing on acquiring interest in breweries with quality earnings stream. Furthermore, it's an excellent opportunity for the Heineken brand to benefit from DaFuHao's distribution network in the Nantong region for further growth."

DaFuHao, incorporated in 1996, is based in the city of Nantong, located in the Jiangsu Province, on China's southeast coast. Being one of the most profitable breweries and ranked amongst the top five brewers in Jiangsu, DaFuHao owns four breweries with a total production capacity of 3.5 million hectolitres in Nantong, Tongzhou, Qidong and Yancheng. It brews, markets and distributes major beer brands including "BBOSS", Tongzhou and Changjiang, which are popular in Nantong. The flagship brand "BBOSS" is also marketed and sold in other parts of the Jiangsu Province. The brewery has a 12% market share in the Jiangsu province and 60% market share in the 1.6 million hectolitre Nantong region. In 2003 DaFuHao sold a volume of 1.4 million hectolitres and the turnover was EUR 22 million. The brewery employs approximately 1,200 staff.

The DaFuHao stake is HAPBC's second recent investment in China. In January 2004 it acquired a 21% interest in Kingway Brewery, which brews the Kingway beer in Guangdong province and is one of the most profitable listed brewers in China. HAPBC also owns Shanghai Asia Pacific Brewery, where Heineken beer is brewed for the Chinese market and Hainan Asia Pacific Brewery.

HAPBC, in which Heineken has an indirect stake of 46.1% and Fraser & Neave 43.9%, combines all activities of Heineken and Asia Pacific Breweries in China. HAPBC is a 50/50 joint venture between Asia Pacific Investment Pte Ltd (APIPL) and Asia Pacific Breweries

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Limited (APBL). APBL is controlled by its parent company APIPL, a joint venture, with equal shareholders' and boards' voting rights, between Heineken and Fraser & Neave Limited.
China is the largest beer market in the world with a sales volume of 291 million hectolitres of beer in 2004 and an annual growth rate of about 15%. The expected growth rate is higher in the coastal regions, where Jiangsu is located. The provinces Jiangsu and Shanghai form part of the densely populated Yangtze River Delta. With a population of about 73 million people and an estimated total beer volume of 14.6 million hectolitres per year, Jiangsu is one of the largest and wealthiest beer markets in China.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
e-mail: veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
e-mail: investors@heineken.com

Amsterdam, 25 March 2005

Heineken proposes new share-based Executive Board remuneration

Heineken N.V. announced today that it proposes to implement a new Executive Board remuneration policy, in line with common remuneration practice. The proposed policy consists of three components: base salary, an annual short-term bonus plan and a share-based Long-Term Incentive Plan.

Base salary accounts for 45% of the total remuneration package on target performance. The remaining 55% is divided equally between the two variable plans – the annual short-term bonus and the Long-Term Incentive Plan. This will ensure a balanced focus on both short-term and long-term performance. The short-term bonus is based on organic net profit growth. The proposed Long-Term Incentive Plan will reward Executive Board members with Heineken N.V. shares.

Under the terms of the Long-Term Incentive Plan, a number of shares will be conditionally awarded after three years, subject to meeting a predefined stretching performance target. The performance criteria will be total shareholder return, measured over a three-year period and relative to a performance peer group.

The proposed policy is consistent with Heineken's strategic aim of fairly and competitively aligning the performance of its senior executives with the interests of shareholders and with the objectives of the business.

The remuneration policy and the Long-Term Incentive Plan are subject to approval of shareholders at the Annual General Meeting of Shareholders on 20 April 2005.

A share-based plan will also be introduced for senior executives with effect from 1 January 2006. Heineken aims at a consistency in the structure of the remuneration packages of both Executive Board members and senior executives.

Further details on the proposed remuneration of the Executive Board can be found in the 2004 Annual Report of Heineken N.V. and in the Agenda for the Annual General Meeting of Shareholders. These documents can be viewed and downloaded on www.heinekeninternational.com

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in

profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Gijsbert J. Siertsema
Tel: +31 20 52 39 378
gijsbert.siertsema@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

Exemptionfile 82-4953
press release

Amsterdam, 11 March 2005

Heineken introduces Heineken Premium Light in the USA

Heineken N.V. announced today the introduction to the US market of a new light Heineken beer. This new beer, Heineken Premium Light Lager, is brewed in the same high quality tradition as the original Heineken, but is lighter in taste and has fewer calories and carbohydrates. Heineken will test this new beer in selected US markets in 2005.

The introduction of Heineken Premium Light is consistent with Heineken's strategy to expand and optimise its product portfolio and to capture an ever-growing share of the premium import segment of the US beer market.

Marc Bolland, Member of the Executive Board of Heineken N.V. commented:
"We are very pleased to present to the US consumers this new lighter tasting Heineken. With Heineken Premium Light, we meet the growing need among the US consumers for higher quality light beer brands that have a premium cachet. This new beer strengthens our growth agenda and will help maximise our participation in the US light beer category. "

According to the Beer Institute in the USA, the total size of the American beer market in 2004 was in excess of 249 million hectolitres. The light beer segment represented more than 47% of the total beer market in 2004, compared to 44% in 2000.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 70,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

press release

Cost reductions and investment in growth deliver good underlying performance

Heineken reports 2004 full year results: 8% organic net profit growth

Amsterdam, 22 February 2005 - Heineken N.V. announced today 2004 full year results, ahead of Heineken's forecast and market expectations.

- 8.1% organic[1] net profit growth, an increase of €65 million.
- Group volume[2] up 13.8% to 112.6 million hectolitres.
- Reported net profit decreased to €537 million due to adverse currency movements, exceptional items, including the €190 million write-down of the investment in Kaiser and a higher amortisation charge of goodwill. Reported net profit (BEIA)[3], decreased to €791 million, reflecting a negative exchange rate effect of €99 million, predominantly from the US dollar.
- Sales of Heineken beer in the premium segment increased by 4.1% to 19.2 million hectolitres and the brand improved its market share in virtually all major markets. The Heineken brand grew to 22.8 million hectolitres.
- Cost reductions and improvements in efficiency through an organic reduction in FTEs of 2.0% and the closure of 6 breweries.
- In the US, Heineken sales volumes rose by 5% to 5.5 million hectolitres.
- The integration of Brau Union is on track. In 2004, it has delivered gross synergy gains of €26 million and related non-recurring restructuring costs of €10 million.
- Since the acquisition of BBAG, strict capital discipline and working capital management has delivered more than the anticipated €500 million of additional cash and has resulted in cash conversion[4] rates in excess of 100% for two successive years.

	2004	2003	Change
	(1000 hl)	*(1000 hl)*	
Group volume	112,628	98,968	13.8%
	(€ million)	*(€ million)*	
Net turnover	10,005	9,255	8.1%
Net profit	537	798	-32.7%
Net profit (BEIA)	791	806	-1.9%
Operating profit	1,248	1,222	2.1%
Operating profit (BEIA)	1,329	1,327	0.2%
Operating Cash Flow	2,095	2,083	0.6%
	(€)	*(€)*	
Earnings per share (BEIA)	1.61	1.64*	-1.8%
(Proposed) Dividend per share	0.40	0.32*	25.0%

*Restated for the 5:4 share split implemented in 2004

---

[1] Profit excluding the effects of currency movements, first-time consolidations, exceptional items and amortisation of goodwill.

[2] Group volume is beer volume sold by consolidated companies and beer of Heineken brewed under license and sold by third parties. Sales by companies consolidated by the first-time are included as from their inclusion in the consolidation.

[3] Before Exceptional Items and Amortisation of goodwill.

[4] Cash flow from operating activities minus cash flow from investing activities (excluding acquisitions) as a percentage of net profit (BEIA).

Executive Board Chairman's statement

Thony Ruys, Chairman of the Executive Board commented: "In 2004, as a result of our focus on efficiency and our investment in growth, we have once again delivered growth in organic profit and volume across the Group. In markets where the Heineken brand is positioned in the premium segment, consumer-focused innovation and creative marketing has delivered increased sales volumes and market share.

In 2005, we will invest an additional €100 million in innovation and high-impact, aggressive marketing programmes in order to reinforce the Heineken brand equity in the USA, to further improve volumes and sales mix and to address the changing consumer dynamics in Western Europe. In addition, we will maintain our rigorous capital discipline and business-wide focus on cost-reduction, which will further reduce our cost base in Western Europe by at least another €50 million by the end of 2007.

To complement this drive for organic growth, we will actively pursue our strategy of selective, value-adding acquisitions in growth markets. I am confident that this integrated approach will be the basis of sustainable brand and profit growth for the future."

Profit outlook full year 2005

Worldwide, the premium segment of the beer market will continue to capture an increasing share of the market, benefiting sales volume of the Heineken brand in particular, and contributing to an improvement in sales mix and results across the business.

Heineken expects further organic growth in net profit for the year 2005. Taking into account the impact of the increase in marketing and innovation spend, the full benefits of which will be realised in the medium term, this growth will not exceed mid-single digits.

Heineken's long-term profit forecast is positive, as a result of the strength of its brand portfolio, its consistent and intensified spend on innovation and in the Heineken brand, its strong distribution structure and the focus on efficiency improvements.

However, as we stated in February and September 2004, the continued currency impact, particularly of the US dollar, is expected to outweigh predicted organic profit growth and contributions from new acquisitions. This may result in a decrease in net profit for the full year before exceptional items and brand and goodwill amortisation.

Heineken will apply IFRS in full in 2005 and restate its 2004 financial statements accordingly. The profit outlook for the full year 2005 has been prepared, based on the assumed IFRS impact.

Higher Net turnover growth
In 2004, net turnover rose by 8.1% to €10,005 million. Organic net turnover growth accounted for 2.5% of which 1.4% was price/mix improvement, and 1.1% was organic volume growth. The effects of a stronger euro reduced turnover by 3.4%. The US dollar accounted for a drop in net turnover of €185 million while a reduction of €134 million reflected the lower exchange rates against the euro of the Nigerian naira, the Russian rouble and Polish zloty. First-time consolidations added 9.1% to the net turnover growth. The principal first-time consolidations were:

- BBAG, consolidated for the first time as of 1 October 2003 and in addition, the participating interest was increased from 60.3% to 100% as of 1 February 2004.
- Acquisition in Russia of Shikhan and Volga breweries consolidated as of 1 August 2004 and Sobol brewery as of 1 December 2004.
- Various wholesalers primarily in Italy, Spain and Poland.

Heineken expands its global position
Group volume rose by 13.8% to 112.6 million, exceeding growth of the world beer market, which grew by an estimated 4%. The first-time inclusion of BBAG and other companies added 12.3% to the sales volume while organic sales volume growth contributed 1.5%. Organic growth in sales volume was achieved in the USA, Ireland, Poland, Russia, Bulgaria, the Far East, Chile, Democratic Republic of Congo and Burundi, but lower sales volume was reported in Germany, France, The Netherlands, Italy and Greece, mainly as a result of the challenging economic environment and adverse weather patterns compared with 2003.

Heineken brand drives sales mix improvement
Sales of Heineken beer in the countries where the Heineken brand is positioned in the premium segment increased by 4.1% to 19.2 million hectolitres. The strongest volume growth was achieved in Russia, Poland, Spain, Austria, Romania, Vietnam, Taiwan, New Zealand, USA, Canada, Chile, Argentina and Puerto Rico. Brau Union increased the sales volume of the Heineken brand by 12.4% at 696,000 hectolitres through organic growth as well as the launch of Heineken through its distribution network. The repositioning of the Heineken brand in the UK is proceeding according to plan, where volumes increased by 21%. Global sales of Heineken beer (including the Heineken brand volume in the Netherlands) grew by 3.1% to 22.8 million hectolitres. The Heineken brand improved its market share in Western Europe, Central and Eastern Europe, South East Asia and in the Americas.

Amstel volume increased
Amstel volume increased from 11.0 million hectolitres in 2003 to 11.1 million hectolitres in 2004. Amstel achieved stronger sales in Africa while in the USA Amstel Light grew by 2%. A volume decrease was reported in Western Europe as a result of the declining mainstream segment of the beer market.

Review by region

Western Europe
In Western Europe, the weak economy and adverse weather conditions compared with the excellent summer of 2003 resulted in a lower number of consumers in the on-trade and increased pressure on mainstream beers in the off-trade as consumers traded down towards low-priced beers. Fierce retail competition constrained price increases in the off-trade in a number of countries. Against this difficult comparison, the operating result (excluding exceptional items and amortisation of goodwill) declined from €667 million in 2003 to €629 million in 2004. Net turnover after inter-regional sales eliminations amounted to €5,281 million. Total group volume in Western Europe amounted to 43.5 million hectolitres compared with 44.7 million hectolitres in 2003. Sales of Heineken beer in the countries where the Heineken brand is positioned in the premium segment increased by 1.8% to 7.5 million hectolitres. This resulted in a further market share gain for the brand in Western Europe, and reflects the premiumisation trend in the developed markets.

In the Netherlands, the reorganisation projects started in 2003 and other efficiency improvement programmes led to a reduction in the cost base. An increase in on-trade selling prices, lower staffing costs and other improvements in the cost structure across the supply chain had a positive impact on the operating result and exceeded the effect of lower sales volumes in a contracting market. In 2004, staffing levels were reduced by 7% full-time employees compared with 2003. The market share of the Heineken brand was steady while the share of Amstel increased slightly. The success of the introduction of BeerTender, a home draft beer system, exceeded expectations.

Sales volume of Heineken and Cruzcampo beer in Spain increased in a beer market that rose slightly. Efficiency gains were realised in staff costs, purchasing and logistics. The results improved due to improvement in the sales mix, and efficiency gains despite increased investment in marketing. In 2004 Heineken España fully concentrated on branded beers and ended the production of low-value private label beer. At the end of the year a start was made with the construction of a new brewery outside Seville, which will ultimately have a capacity of 4.5 million hectolitres, and which will replace the old brewery in the city centre.

Operating profit in France was down due to a 5%-drop in beer consumption and promotional pressure in the off-trade. Heineken France's sales volumes declined less than the overall market. The Heineken brand managed to increase its market share both in the on-trade and in the off-trade. The sales volumes of mainstream brands and specialty brands were lower than in 2003, but this was partly compensated by higher sales of private label brands.

In Italy, operating profit and volume were lower in an overall market that was down 3% compared with 2003. Heineken Italia increased its market share thanks to higher sales of Birra Moretti and stable volumes of the Heineken brand. At the end of 2004 the closure of the brewery in Pedavena was announced.

Operating profit in Germany improved as better pricing exceeded the effect of a declining beer market. Heineken, through Brau Holding International AG, our joint-venture with Schörghuber Corporate Group, further strengthened its position in the south of Germany through the acquisition of a number of premium beer companies.

Athenian Brewery in Greece maintained its market share in a market that was slightly lower than in 2003 reflecting lower tourist numbers. As a result of higher marketing investments, related with the sponsoring of the Olympic games to reinforce the long-term brand equity of Heineken worldwide, and a decline in sales in line with the market, operating profit in 2004 was lower than in the previous year.

Central and Eastern Europe

Total beer sales in Central and Eastern Europe rose from 20.6 million hectolitres in 2003 to 31.6 million hectolitres in 2004, mainly due to the first-time consolidation of BBAG and an organic increase in volumes and turnover in Russia and Poland. Sales volume of the Heineken brand in Central and Eastern Europe increased by 24% to 0.9 million hectolitres, partly as a result of the launch of Heineken in the distribution network of Brau Union.

The operating result (excluding exceptional items and amortisation of goodwill) in Central and Eastern Europe increased from €93 million in 2003 to €188 million in 2004.
Net turnover after interregional sales eliminations rose from €1,144 million to €1,880 million.
In October 2003, Heineken acquired a majority stake in BBAG, which was included in the consolidation for the first-time from 1 October 2003 onwards. At the beginning of 2004 Heineken increased its stake in Brau Union AG from 60.3% to 100%. The integration of Brau Union AG's activities into Heineken's existing operations has been completed and is generating significant cost and revenue synergies. Since acquisition, eleven breweries and malteries have been closed or divested. In 2004 the integration of Brau Union has delivered gross synergy gains of €26 million before €10 million non-recurring restructuring costs in line with Heineken's forecast of 8 September 2004. Heineken is on track to deliver the full synergies of €80 million before taxation by the end of 2007, in line with the prior announcement of May 2003.

The Zywiec Group in Poland achieved a substantially improved operating profit, due to a higher organic sales volume and further cost savings. Sales volume of the Heineken brand rose by 17%. Zywiec finished a programme of major restructurings that included the strengthening of its brand portfolio and the closure and divestment of several breweries, generating cost-synergies.

In Russia, organic sales volume outpaced the market and grew by 19% while operating profit improved further. Heineken beer performed particularly well in the expanding segment for international premium beers. Heineken's position in this fast-growing beer market was strengthened with the acquisition of the Shikhan, Volga and Sobol breweries.

In Austria, Brau Union Austria improved its market share in a slightly declining market. Higher investment in marketing and lower sales volume were reflected in a lower operating profit. Heineken was relaunched through Brau Unions distribution and sales network and developed well.

The Americas
Net turnover after interregional sales eliminations rose from €1,500 million in 2003 to €1,514 million in 2004, in spite of a weaker dollar, with group volume increasing from 12.5 million hectolitres to 14.5 million hectolitres. First-time consolidation of CCU in Chile per April 1, 2003 and an organic increase in sales volume in Chile, Argentina, the USA and the Caribbean boosted beer sales in the region. The operating result (excluding exceptional items and amortisation of goodwill) fell from €369 million to €284 million, reflecting the weakness of the dollar and of dollar related currencies against the euro.

In the United States, the result on a constant-currency basis was higher, however due to the lower exchange rate of the dollar against the euro this translated into a lower result in euros. Heineken and Amstel Light sales volume in the USA rose by 5% and 2%, respectively, thanks to the introduction of new packaging and successful sponsorships. Heineken USA's share in the import beer market rose. Total depletions of Heineken USA were up 3% in a beer market that was affected by increased competition from premium spirits and wines as well as mediocre summer weather with four hurricanes in the peak-selling season.

Heineken and FEMSA Cerveza, Mexico, have reached a three-year agreement that came into effect per January 1, 2005. The agreement will make Heineken USA the sole and exclusive importer, marketer and seller of FEMSA's beer brands in the United States. The benefits in terms of economies of scale, the broader portfolio of brands, and better geographical spread will further strengthen Heineken USA's position from 2005 onwards.

Beer sales of CCU were higher in Chile and especially Argentina, and profitability improved. The Heineken brand also performed strongly in these two countries and its sales volume increased substantially.

Africa and Middle East
Group volume in the region rose from 12.7 million hectolitres to 13.5 million hectolitres and net turnover amounted to €889 million in 2004, compared with €875 million in 2003. The operating profit (excluding exceptional items and amortisation of goodwill) increased substantially due to higher beer sales and cost reductions related to the closure of a brewery in Nigeria and efficiency improvement programmes.

Operating profit and sales volume in Nigeria rose in 2004 although the beer market growth came to a halt in the second half of 2004 as a result of the weakening economy. Nigerian Breweries closed the brewery in Enugu, while the new brewery at Ama achieved excellent efficiency levels. At the end of 2004 a majority stake in Consolidated Breweries, the third largest brewing group in Nigeria, was acquired.

In South Africa, Heineken started a new sales, marketing and distribution joint-venture company under the name of Brandhouse with Diageo and Namibia Breweries that will serve as a platform for the Heineken brand and other brands. Amstel (under license) achieved good sales growth in the South African market.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

In Egypt Al Ahram achieved a higher operating profit as a result of substantially higher beer sales. Sales of Fayrouz, the non-alcoholic malt drink started to recover in the second half of 2004 after a drop in the first half due to a substantial price increase at the end of 2003. At the end of 2004, Fayrouz International was established in preparation for an international launch of the Fayrouz brand.

Asia/Pacific

Net turnover after interregional sales eliminations rose from €467 million in 2003 to €470 million in 2004. Sales volume increased by 13% to 9.5 million hectolitres and the operating result (excluding exceptional items and amortisation of goodwill) advanced from €48 million to €59 million. Sales volume in all Asia/Pacific markets, except Singapore, increased.

In China, the world's biggest beer market, sales volumes recovered at the Shanghai and Hainan breweries following the Sars epidemic in 2003. Operating result improved in China, and the Hainan Brewery returned to a positive operating result. Local production of Heineken beer in Shanghai started in April 2004. The expansion of the capacity by 50% at Hainan was completed in 2004. The joint venture Heineken APB China further reinforced its market position in early 2004 by acquiring a 21%-stake in Kingway Brewery in the Guangdong province.

In Australia, Heineken embarked on a joint venture with Lion Nathan Australia, which handles the sales and distribution of the Heineken brand. The joint venture is expected to increase the sales volume of the Heineken brand considerably. Local production of Heineken started in January 2005.

Exchange rate movements

By hedging its exposure to the US dollar, Heineken has consistently delayed the impact on its profits of the weaker dollar against the euro and thus generated higher results and cash flows in the previous years than would have been the case if Heineken had not hedged. As the hedges at more favourable exchange rates than the spot rate gradually unwind, the effect of the continuing strength of the euro against the US dollar reduces the operating result of Heineken. In 2004, the lower dollar exchange rate reduced operating profit by €124 million while other currencies that weakened against the euro lowered operating profit by an additional €34 million. The average realised transactional euro/dollar exchange rate in 2004 was US$1.13, compared with US$0.96 in 2003.

Heineken expects a net dollar inflow of about US$810 million for 2005. Currency hedges are in place for 90% of this in-flow at an average hedge rate of US$1.27.

5% organic growth in operating result

Organic growth in operating result (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 5.0%. The reported operating profit was up 2.1%, from €1,222 million to €1,248 million.

in millions of euros

	2004	2003
Operating profit	1,248	1,222
Amortisation of goodwill	81	31
Exceptional Items	-	74
Operating profit (BEIA)	**1,329**	**1,327**

		Change
Operating profit (BEIA) 2003	1,327	
Organic operating profit growth	**67**	**+5.0%**
Exchange rate effects	-158	-11.9%
First-time consolidations	93	+7.0%
Operating profit (BEIA) 2004	**1,329**	**+0.2%**

The operating profit, excluding exceptional items and amortisation of goodwill, as a percentage of net turnover decreased from 14.3% in 2003 to 13.3% in 2004, as a result of adverse foreign exchange rates, however, the operating margin increased organically. The operating profit before interest, tax, depreciation and amortisation of intangible fixed assets (EBITDA) increased by €155 million to €2,021 million. EBITA (operating profit before interest, tax and amortisation of goodwill) in 2004 was €1,329 million, compared with €1,253 million in 2003.

Marketing and selling costs as a percentage of net turnover decreased from 12.2% to 12.0% due to a lower than average spend at newly consolidated companies and movements in exchange rates. Purchasing prices for raw materials were lower than in 2003, while purchasing prices for packaging increased.

Personnel costs on an organic basis, excluding reorganisation charges were flat as a result of a reduction in the number of fulltime employees by 1,368 on the one hand and higher wages on the other hand.

Depreciation charges on an organic basis increased by 1.7% mainly due to the greenfield breweries in Nigeria and Vietnam being in operation for the first full year.

Results of non-consolidated participating interests, excluding exceptional items, increased from €30 million in 2003 to €33 million in 2004.

Net interest expense rose from €140 million to €180 million, mainly reflecting additional interest expense on loans raised to finance acquisitions, interest charges related to the debt of first-time consolidations and lower interest income on the reduced cash balances. Interest cover amounted to 11.2 times in 2004 against 13.3 times in 2003.

The effective tax rate fell from 28.7% in 2003 to 26.6% in 2004, due primarily to tax incentives in Italy. Going forward, the effective tax rate is expected to remain at the lower level. The effective tax rate represents income tax as a percentage of operating result before amortisation of goodwill and after deduction of interest expense.

Net profit (excluding exceptional items and amortisation of goodwill) amounted to €791 million in 2004, compared with €806 million in 2003.

in millions of euros

	2004	2003
Net profit	537	798
Exceptional items	173	-23
Amortisation of goodwill	81	31
Net profit (BEIA)	**791**	**806**

		Change
Net profit (BEIA) 2003	806	
Organic net profit growth	**65**	**+8.1%**
Exchange rate effects	–99	–12.3%
First-time consolidations	19	+2.4%
Net profit (BEIA) 2004	**791**	**–1.9%**

Organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) amounted to 8.1%. Net profit was €537 million compared with €798 million in 2003.

Net earnings per share (before exceptional items and amortisation of goodwill) in 2004 turned out at €1.61, compared with €1.64 in 2003. Earnings per share for 2003 have been restated to reflect the 5:4 share split in 2004.

Exceptional items

In 2004 a non-cash net exceptional impairment charge of €190 million was taken on the 20%-stake in the Brazilian brewing company Cervejarias Kaiser, a subsidiary of Molson Inc. reducing the carrying value of the investment to zero. An exceptional net book profit of €17 million was realised on the sale of shares in Whitbread Plc.

In 2003, a net book profit of €71 million on the sale of a minority participating interest in Quilmes, Argentina was realised, and a provision of €74 million before tax (€48 million after tax) was formed for reorganisations in the Netherlands both of which were reported as exceptional items.

Balance sheet and cash flow

Cash flow from operations increased from €2,083 million in 2003 to €2,095 million in 2004. Lower net working capital, as a result of stricter working capital control, contributed €93 million to the cash flow. Despite the increased size of Heineken, capital expenditure amounted to €637 million well below the forecast of €750 million, thanks to strict capital discipline, divestment of non-core assets and lower than expected prepayment for the construction of the new brewery at Seville, Spain. The programme that was designed to free-up €500 million of extra-cash over a period of 18 months was successfully completed in 2004. Cash conversion amounted to 114% in 2004.The expected capital expenditure for 2005 is forecast at €850 million.
A total of €1,051 million was invested in acquiring breweries and beverage wholesalers, of which the most important ones were the successful public offer for BBAG and Brau Union free-float shares in Austria and the acquisition of several breweries in Russia and Germany. Total goodwill of €661 million was capitalised in respect of first-time consolidations.

Shareholders' equity increased by €212 million as a result of net profit for the year of €537 million, revaluations of €33 million, exchange rate movements of €2 million, a dividend distribution of €173 million, and the negative effect of the implementation of IAS 19 relating to employee benefits of €187 million.

Shareholders' equity per share amounted to €6.90 as at 31 December 2004 compared with €6.46 as at 31 December 2003, (restated for the 5:4 share split in 2004). The decrease in minority interests in the group equity reflects the successful public offer for free-float shares of BBAG and other companies in Austria.

With interest-bearing debt of €3,571 million and cash and securities of €704 million, the net debt position as on 31 December 2004 was €2,867 million, compared with €2,344 million as on 31 December 2003.

Dividend proposal

In 2004 a split of the Heineken shares was effected by issuing five new shares of €1.60 nominal value for every four existing shares, resulting in an increase of 25% of the number of outstanding shares. The General Meeting of Shareholders on 20 April 2005, despite the enlarged number of shares, will be asked to approve the distribution of an unchanged cash dividend of €0.40 per share of €1.60 nominal value, which will be subject to 25% Dutch withholding tax. This will result in an increased dividend payout of 25%. As an interim dividend of €0.16 per share was paid on 21 September 2004, the remaining final dividend will be €0.24 per share. If the meeting approves the proposed dividend, Heineken shares will be quoted ex-dividend on 22 April 2005. The final dividend will be payable on 9 May 2005.

Reporting changes and IFRS implementation

From 1 January 2004, Heineken has applied IAS 19 in respect of retirement benefits. An employee benefits obligation of €680 million has been recognised on the balance sheet. This is net of the subordinated loan (€160 million) that was granted to the Dutch pension fund in 2003. The one-off decrease of shareholders' equity amounts to €187 million, while existing provisions decreased by €644 million (including a reduction of €100 million of deferred taxes). If Heineken had applied IAS 19 in 2003 staff costs would have been €23 million higher than reported in that year. Net profit in 2003 therefore would have been €15 million lower.

Heineken will apply IFRS in full in 2005. As a result, the main changes will relate to the valuation of tangible fixed assets at historic cost, and the valuation of all financial instruments on the balance sheet at fair value. Additionally, IFRS will no longer allow goodwill to be written off.
Based on preliminary unaudited IFRS figures for 2004, the restated figures will show an increase in operating profit of € 96 million and an increase in net profit of € 95 million.

Tangible Fixed Assets (IAS 16).
Under Dutch GAAP, Heineken's tangible fixed assets are stated at replacement value less accumulated depreciation. Under IFRS Heineken will carry tangible fixed assets at historic values less accumulated depreciation. The annual depreciation will also be calculated based on historic costs. 2004 figures will be restated accordingly. The impact in 2004 on the annual depreciation charge is approximately €35 million lower. The one-off decrease of tangible fixed assets amounts to €350 million in the opening balance of 2004.

Goodwill amortisation (IFRS 3).
Under Dutch GAAP, goodwill was capitalised and amortised over a maximum of 20 years. Under IFRS, goodwill will be capitalised and not be amortised but will be tested for impairment at least yearly.

IFRS 3 requires that the difference between purchase price and the fair value of acquired assets and liabilities, has to be allocated to brands and customer relationships, and the remaining amount to goodwill. Previously, Heineken reported the difference between purchase price and the fair value of acquired assets and liabilities as goodwill. Under IFRS, Heineken will start capitalising its brands, starting with the acquisition of Brau Union. Since goodwill will no longer be amortised and only brands with a finite lifetime will be amortised, Heineken estimates that this change will reduce the annual amortisation charge in 2004 by approximately €70 million and will increase operating profit and net profit by the same amount.

Hedge accounting (IAS 39 and 32).
Under IFRS, all financial assets, including derivatives and other financial instruments used to minimise the impact of fluctuations in interest rates and in currency exchange rates, must be measured at fair value. Starting in 2005, we will apply hedge accounting. It is not possible to predict the impact of hedge accounting on 2005 results, as this will depend on the development of the prevailing foreign currency exchange rates and interest rates. In 2004, the financial statements will not be restated to reflect hedge accounting.

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Stocks (IAS 2).
Under IFRS, stocks will no longer be valued at current replacement value but at weighted average prices based on historic values. The impact of the introduction of IFRS on the restated financial statements of 2004 will be a decrease of € 8 million in the value of stocks listed in the opening balance 2004.

A full restatement based on IFRS will be done as of 1 January 2004, in order to provide comparative 2004 IFRS results for the 2005 IFRS compliant financial statements. Via a press release on 19 May 2005, a detailed analysis of the impact of IFRS on the opening balance sheet-, balance sheets per 30 June- and 31 December-, as well as on the profit and loss accounts for half year- and full year 2004, will be presented.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a total volume of 113 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2004 net turnover amounted to €10 billion and net profit before exceptional items and amortisation of goodwill amounted to €791 million. Heineken employs over 70,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange.
Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEHN NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com

The press conference will be broadcast live via the website today from 09.30 (CET). The presentation for analysts can be seen live from 12.30 (CET). The analysts' conference call will be held at 16.00 (CET) and will be broadcast live via the website. The three presentations can be monitored live on www.heinekeninternational.com, from which they can be downloaded afterwards.

HEINEKEN N.V.

Consolidated profit and loss account
in millions of euros

	2004		2003	
Net turnover		10,005		9,255
Raw materials, consumables and services	6,027		5,557	
Staff costs	1,957		1,832	
Amortisation/depreciation and value adjustments	773		644	
Total operating expenses		8,757		8,033
Operating result		1,248		1,222
Result of non-consolidated participating interests		-140		101
Interest		-180		–140
Profit before tax		928		1,183
Taxation		-306		–319
Group profit after tax		622		864
Minority interests		-85		–66
Net profit		537		798

Raw materials, consumables and services	2004	2003
Raw materials	684	625
Packaging	1,149	1,072
Goods for resale	1,220	1,137
Marketing and selling expenses	1,199	1,131
Transport costs	520	454
Energy and water	181	163
Repair and maintenance	233	205
Other expenses	841	770
	6,027	5,557

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

HEINEKEN N.V.

Consolidated balance sheet before proposed appropriation of profit
in millions of euros

	31 December 2004	31 December 2003
Assets		
Fixed assets		
Intangible fixed assets	1,720	1,151
Tangible fixed assets	5,127	4,995
Financial fixed assets	779	1,122
	7,626	7,268
Current assets		
Stocks	779	834
Receivables	1,309	1,379
Securities	76	76
Cash	628	1,340
	2,792	3,629
	10,418	10,897
Equity and liabilities		
Group equity		
Shareholders' equity	3,379	3,167
Minority interests	483	732
	3,862	3,899
Provisions	568	1,367
Employee Benefits	680	-
Liabilities		
Long-term borrowings	2,642	2,721
Current liabilities	2,666	2,910
	5,308	5,631
	10,418	10,897

HEINEKEN N.V.

Information by region
in millions of euros

	2004	2003
Sales revenue		
Western Europe	6,210	6,404
Central and Eastern Europe	1,859	1,130
The Americas	1,510	1,497
Africa and Middle East	835	823
Asia/Pacific	467	462
Eliminations	-1,082	-1,267
Total sales revenue	9,799	9,049
Total revenue from services	206	206
Net turnover	10,005	9,255
Operating result		
Western Europe	623	584
Central and Eastern Europe	129	83
The Americas	269	358
Africa and Middle East	168	149
Asia/Pacific	59	48
Total	1,248	1,222
Operating result (excl. exceptional items and amortisation of goodwill)		
Western Europe	629	667
Central and Eastern Europe	188	93
The Americas	284	369
Africa and Middle East	169	150
Asia/Pacific	59	48
Total	1,329	1,327
Total assets		
Western Europe	4,392	4,722
Central and Eastern Europe	3,412	2,800
The Americas	986	1,187
Africa and Middle East	856	933
Asia/Pacific	378	409
	10,024	10,051
Capital invested	394	846
Total assets as shown in the balance sheet	10,418	10,897

HEINEKEN N.V.
Consolidated cash flow statement
in millions of euros

	2004	2003
Cash flow from operating activities		
Operating profit	1,248	1,222
Results of non-consolidated participating interests	33	30
Amortisation/depreciation and value adjustments	773	644
Changes in provisions	-25	95
Changes in employee benefits	-27	-
Working capital	93	92
Cash flow from operations	2,095	2,083
Interest paid and received	-192	–132
Taxation paid on profits	-383	–314
Cash flow from operating activities	1,520	1,637
Dividends paid	-243	–241
Cash flow from operating activities less dividends paid	1,277	1,396
Cash flow from investing activities		
Intangible fixed assets	-20	–26
Tangible fixed assets	-637	–611
Consolidated participating interests	-1,051	–1,339
Non-consolidated participating interests	2	–5
Extraordinary result on disposal of participating interests	17	71
Other financial fixed assets	18	–170
	-1,671	–2,080
Cash flow from financing activities		
Long-term borrowings	201	1,501
Repayment of long-term borrowings	-324	–271
Share issue by group companies	-2	3
	-125	1,233
Net cash flow	-519	549
Other cash movements:		
Changes in the consolidation	-32	–32
Exchange differences	1	15
Movement in net cash	-550	532
The net cash position is made up of:		
– Cash	628	1,340
– Securities	76	76
– Bank overdrafts	-517	–679
	187	737

www.heinekeninternational.com – press@heineken.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – 1017 ZD Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Disclaimer

This press release contains forward-looking statements with regard to the financial position and results of Heineken's activities. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Heineken's ability to control or estimate precisely, such as future market and economic conditions, the behaviour of other market participants, changes in consumer preferences, the ability to successfully integrate acquired businesses and achieve anticipated synergies, costs of raw materials, interest-rate and exchange-rate fluctuations, changes in tax rates, changes in law, pension costs, the actions of government regulators and weather conditions. These and other risk factors are detailed in Heineken's publicly filed annual reports. You are cautioned not to place undue reliance on these forward-looking statements, which are only relevant as of the date of this press release. Heineken does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these statements. Market share estimates contained in this press release are based on outside sources, such as specialised research institutes, in combination with management estimates.

Vlucht gegevens

Vertrek datum	Reserveringsnummer	Maatschapij	Vluchtnummer	Vertrek	Aankomst
06-04-2005	ATP:	KLM	KL 641 AMS-JFK	14.15	16.10
08-04-2005		KLM	KL 642 JFK-AMS	18.10	07.35

Afspraken schema

Datum	Persoon	Plaats	Gelegenheid	Tijd
30-03-2005	Robin	Sevilla	Taxirit naar het hotel	21.30-21.45
30-03-2005	Elke & Hans van de Zon	Sevilla	Diner	22.00-?
31-03-2005	Elke & Hans van de Zon	Sevilla	Bezoek Heineken	09.00-15.00

Het telefoonnummer van Victoria Colon is + 1 (914) 989 - 1047

Hotel gegevens

HOTEL OCCIDENTAL SEVILLA
SEVILLE, 41018
SPAIN
FAX: (+34) 954 584 615
Reserveringsnummer: SXOC276100

press release

Amsterdam, 21 January 2005

Heineken JV in preliminary discussions with Kingway Brewery Holdings

Heineken N.V. announced today that it is in preliminary discussions, through its associated company Heineken Asia Pacific Breweries China Pte Ltd (Heineken-APB), with GDH Limited, the controlling shareholder of Kingway Brewery Holdings Limited in China, regarding a possible increase of its 21%-shareholding interest in Kingway.

The discussions are very preliminary at this stage and may or may not lead to any transaction. During the discussions Heineken will not comment further.

Heineken-APB is part of the 50-50 joint venture between Heineken and Fraser & Neave in the Asia-Pacific region.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 115 breweries in more than 65 countries. With a total volume of 109 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2003 net turnover amounted to EUR 9.3 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. For further information regarding Heineken N.V.: www.heinekeninternational.com

Press enquiries:
Véronique Schyns
Tel: +31 20 52 39 606
veronique.schyns@heineken.com

Investor and analyst enquiries:
Jan van de Merbel
Tel: +31 20 52 39 590
investors@heineken.com